OTCBB: MRDDF	TSX-V: MAD	FSE: MRG

Unit 1, 15782 Marine Drive, White Rock, BC. V4B 1E6
Tel: (604)536-2711    www.mirandagold.com

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR
DISSEMINATION IN THE UNITED STATES

MIRANDA GOLD INCREASES SIZE OF NON-BROKERED PRIVATE PLACEMENT

Vancouver, BC, Canada –November 28, 2012 – Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) is pleased to announce that further to its news release of November 15, 2012, and due to significant demand, it has increased the size of its previously announced non-brokered private placement from $3,000,000 to $5,000,000 through the issuance of 20,000,000 units at a price of $0.25 per unit (a “Unit”).  The private placement is now fully subscribed.  Each Unit will consist of one common share and one non-transferable common share purchase warrant (a “Warrant”).  Each Warrant will entitle the holder thereof to purchase one additional common share of Miranda at a price of $0.375 for the first two years and $0.50 thereafter until expiry five years from the date of closing the private placement.  If the daily volume weighted average trading price of the common shares of Miranda is at least $0.50 per share for 20 consecutive trading days in the period commencing four months after the closing date and up to two years after the closing date, or at least $0.75 per share thereafter, Miranda will have the right, exercisable within five trading days thereof, to accelerate the expiry date of the Warrants to the date which is 30 days after notice is given to the holders of the warrants of the accelerated expiry date and a news release to that effect is given.

Ken Cunningham, CEO of Miranda comments:  "The market appetite for a fund raising is here now for Miranda and the board of directors deems it prudent to ensure that the company has a strong treasury. It is those junior exploration companies who are under-capitalized that are the most susceptible to being unable to withstand downturns in the market such as the kind we are experiencing now. Miranda is grateful that we have this kind support."

The private placement is subject to compliance with applicable securities laws and to receipt of regulatory approval.  The Company will pay finders’ fees of 6% in cash or Units.

Proceeds of this private placement will primarily be used to advance work in Colombia as well as for continued exploration on the Company’s projects in the United States and general corporate purposes.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada and Colombia and whose emphasis is on generating gold exploration projects with world-class discovery potential.  Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk.  Miranda has ongoing partnerships with Agnico-Eagle (USA) Inc., Montezuma Mines Inc., Navaho Gold Ltd., NuLegacy Corporation, Ramelius Resources Ltd., and Red Eagle Mining Corporation.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham
President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Ken Cunningham, CEO at 775-738-1877.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

THIS PRESS RELEASE, REQUIRED BY APPLICABLE CANADIAN LAWS, IS NOT FOR DISTRIBUTION TO U.S. NEWS SERVICES OR FOR DISSEMINATION IN THE UNITED STATES, AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN.  THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO U.S. PERSONS UNLESS REGISTERED OR EXEMPT THEREFROM.